UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of November 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                           Yes |_|             No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

   The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 14 November 2003 announcing consolidated results for the third quarter of 2003

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                      RESULTS FOR THE THIRD QUARTER OF 2003

(Santiago, Chile, November 14, 2003) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the third quarter ended September 30, 2003.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.9% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on September 30, 2003 (Ch$660.97 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               3Q 2003 HIGHLIGHTS

o Quinenco reported net income of Ch$77 million (US$0.1 million) for the third quarter of 2003, reverting the net loss of Ch$17,830 million (US$27.0 million) it reported in 3Q 2002. YTD net earnings amount to Ch$40,481 million (US$61.2 million).

o Consolidated revenues declined by 18.7% to Ch$90,369 million (US$136.7 million) in 3Q 2003. In spite of this reduction, operating profit increased by 4.1% to Ch$2,777 million (US$4.2 million), primarily attributable to a marked improvement in Madeco's operating performance.

o Non-operating losses were reduced by Ch$9,333 million (US$14.1 million) to Ch$17,935 million (US$27.1 million) in 3Q 2003. The improvement was, in large part, due to a significant increase in earnings related to Quinenco's interest in Banco de Chile. In addition, results benefited from foreign exchange gains of Ch$1,575 million (US$2.4 million) vs. losses of Ch$12,527 million (US$19.0 million) in 3Q 2002. Finally, interest expense dropped by 24%, also contributing to the reduction in non-operating losses.

o Earnings per ADR amounted to US$0.57 for the nine-month period ended September 30, 2003.

--------------------------------------------------------------------------------


                                                                    Page 1 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

GROUP HIGHLIGHTS - THIRD QUARTER 2003 AND SUBSEQUENT EVENTS

Quinenco

On October 16, 2003, Quinenco hosted "Quinenco Group Day" at the New York Stock Exchange. Group companies Banco de Chile, CCU, Madeco and Telefonica del Sur also participated in the event, which included management presentations and a speech by Quinenco's Chairman of the Board, Guillermo Luksic.

Lucchetti

On October 16, 2003, pursuant to an extraordinary shareholders' meeting, shareholders approved a capital increase for Ch$32,875 million. Proceeds from the capital increase will be used to reduce company indebtedness and finance Lucchetti's investment program. Lucchetti expects to initiate the capital increase process prior to year-end.

On November 6, 2003, Lucchetti announced that it had entered into an agreement, subject to satisfactory due diligence, to purchase Calaf, a local candy and cookies manufacturer, for an undisclosed amount. Lucchetti plans to distribute Calaf's products through a strategic alliance with CCU's subsidiary, ECUSA, using ECUSA's extensive soft drinks and beverages distribution network. As part of the agreement, ECUSA will be granted an option to purchase 50% of Calaf within three years following the initiation of the alliance.

Telefonica del Sur

In an extraordinary shareholders' meeting held on October 31, 2003, shareholders approved a capital increase for Ch$28,615 million, divided among 71,182,836 shares. Although a date has not yet been established for the capital increase, Telsur expects to carry out the increase during the first part of 2004. Telsur seeks to improve operating efficiencies and productivity, optimize its capital structure and finance its investment programs with proceeds from the capital increase.

CCU

Pursuant to an extraordinary shareholders' meeting held in February 2003, CCU's shareholders agreed to an extraordinary dividend totaling Ch$168,700 million. As of October 10, 2003, the full amount had been paid out. Quinenco's proportionate share of the extraordinary dividend payments was 30.8%.

Madeco

In a public share auction held on the Santiago Stock Exchange on August 20th, Madeco sold an additional 1,157 million shares of its stock from the unsubscribed portion previously approved in November of 2002. Proceeds, which amounted to Ch$32,403 million (approximately US$46.1 million on August 20, 2003), were used to further reduce company indebtedness and provide additional working capital. Quinenco did not subscribe to any additional shares. As a result, its interest in Madeco was reduced from 76.8% to 55.2% as of August 20th.

Hoteles Carrera

On August 27, 2003, Hoteles Carrera signed a purchase option and a leasing with purchase option agreement with the Chilean Ministry of Foreign Relations. Hoteles Carrera granted the Chilean state an option to purchase the building and grounds prior to February 29, 2004 for UF832,000. If the option is not exercised, the agreement states that the parties shall enter into a long-term leasing agreement with an option to purchase at the end of the term.


                                                                    Page 2 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Net Income Contribution

-----------------------------------------------------------------------------------------------------------------------------
                                 Quinenco's
                                ownership %       3Q 2002       2Q 2003       3Q 2003    3Q 2003      YTD 2002      YTD 2003
Sector/Company                 at 9/30/2003          MCh$          MCh$          MCh$       MUS$          MCh$          MCh$
-----------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)                     52.2%        5,023        10,237        10,618       16.1        13,261        30,020
-----------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (1)                                30.8%          794          (301)        1,278        1.9         3,353        11,109
Lucchetti (1)                          93.7%       (2,071)         (156)           91        0.1        (3,813)         (723)
-----------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                             73.6%          614         1,167         1,413        2.1         3,211         3,864
Entel (2)                               5.7%          175           601           810        1.2         1,308         2,528
-----------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                             55.2%      (10,325)           16          (249)      (0.4)      (20,291)       (4,534)
-----------------------------------------------------------------------------------------------------------------------------
Real estate/hotel admin.:
Carrera (1)                            89.9%         (285)         (355)       (3,411)      (5.1)       (1,041)       (3,839)
Habitaria (1)                          50.0%          152           (35)          136        0.2           196          (111)
-----------------------------------------------------------------------------------------------------------------------------
Total operating companies                          (5,923)       11,174        10,686       16.1        (3,816)       38,314
-----------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                      (11,907)      (11,042)      (10,609)     (16.0)      (32,676)        2,167
-----------------------------------------------------------------------------------------------------------------------------
Total                                             (17,830)          132            77        0.1       (36,492)       40,481
-----------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportional share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

Net Income - 3Q 2003

            Quinenco reported a net profit for the third quarter of 2003 of Ch$77 million (US$0.1 million), compared to a net loss of Ch$17,830 million (US$27.0 million) in the third quarter of 2002. The improvement in the quarterly earnings performance was primarily attributable to a sharp increase of Ch$16,609 million (US$25.1 million) in the net income contribution from Quinenco's main operating companies, particularly Banco de Chile and Madeco. Earnings per ordinary share amounted to Ch$0.07 and earnings per ADR, Ch$0.7 (US$0.0).


                                                                    Page 3 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Consolidated Income Statement Breakdown

----------------------------------------------------------------------------------------------------
                                3Q 2002     2Q 2003     3Q 2003   3Q 2003     YTD 2002     YTD 2003
                                   MCh$        MCh$        MCh$      MUS$         MCh$         MCh$
----------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------
Madeco                           71,665      62,044      59,984      90.8      204,571      184,507
Lucchetti                        23,923      15,806      15,346      23.2       66,812       45,652
Telsur                           12,601      12,830      12,911      19.5       36,444       38,470
Carrera                           1,481       1,412       1,483       2.2        5,001        4,566
Quinenco & holding                1,461         599         645       1.0        1,847        1,679
----------------------------------------------------------------------------------------------------
Total                           111,131      92,691      90,369     136.7      314,675      274,874
----------------------------------------------------------------------------------------------------
Operating income (loss)
----------------------------------------------------------------------------------------------------
Madeco                              976       3,388       1,735       2.6        5,020        7,303
Lucchetti                           779         994         801       1.2        3,194        2,094
Telsur                            3,547       3,009       3,086       4.7        9,762        9,155
Carrera                            (234)       (282)       (216)     (0.3)        (643)        (498)
Quinenco & holding               (2,401)     (2,083)     (2,629)     (4.0)      (6,811)      (6,926)
----------------------------------------------------------------------------------------------------
Total                             2,667       5,026       2,777       4.2       10,522       11,128
----------------------------------------------------------------------------------------------------
Non-operating income (loss)
----------------------------------------------------------------------------------------------------
Interest income                   1,848         841         731       1.1        5,617        2,333
Share of net income/loss
from related co:
Banco de Chile                    5,023      10,237      10,618      16.1       13,261       30,020
CCU                                 794        (301)      1,278       1.9        3,353       11,109
Habitaria                           152         (35)        136       0.2          196         (111)
Entel                               175         601         810       1.2        1,308        2,528
Other equity inv                    194        (236)         70       0.1           (4)        (443)
Other non-op income                 626         548         643       1.0        4,973       37,644
Amort. of GW expense             (5,306)     (5,119)     (5,058)     (7.6)     (15,811)     (15,378)
Interest expense                (12,804)     (9,103)     (9,737)    (14.7)     (41,323)     (29,167)
Other non-op expenses            (6,770      (7,479)    (20,279)    (30.7)     (14,737)     (32,341)
Price-level restatement         (11,201         (35)      2,853       4.3      (21,247)       2,669
----------------------------------------------------------------------------------------------------
Total                           (27,269)     10,081     (17,935)    (27.1)     (64,414)       8,863
----------------------------------------------------------------------------------------------------
Income Tax                       (1,675)       (737)       (968)     (1.5)        (899)      (2,572)
Extraordinary items                  --          --          --        --           --           --
Minority Interest                 8,219        (455)        122       0.2       17,620           26
Amort. of neg. GW                   228       6,379      16,081      24.3          679       23,036
----------------------------------------------------------------------------------------------------
Net income (loss)               (17,830)        132          77       0.1      (36,492)      40,481
----------------------------------------------------------------------------------------------------

Revenues - 3Q 2003

            Consolidated revenues for the third quarter of 2003 were Ch$90,369 million US$136.7 million), 18.7% lower than the Ch$111,131 million (US$168.1 million) registered in the third quarter of 2002, mainly due to a decrease of 16.3% in Madeco's sales level and a 35.9% decrease in Lucchetti's sales. Consolidated sales can be broken down as follows: Madeco (66.4%), Lucchetti (17.0%), Telsur (14.3%), Carrera (1.6%) and others (0.7%).


                                                                    Page 4 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Operating Income - 3Q 2003

            Operating income for the third quarter of 2003 was Ch$2,777 million (US$4.2 million), up by 4.1% from the Ch$2,667 million (US$4.0 million) reported in the third quarter of 2002. Consolidated operating income increased as a result of higher operating profit attributable to Madeco's operations, partially offset by a decrease in Telsur's operating results.

EBITDA - 3Q 2003

            EBITDA reached Ch$9,971 million (US$15.1 million) in 3Q 2003, compared to Ch$10,697 million (US$16.2 million) in 3Q 2002, a decrease of 6.8%.

Non-Operating Results -3Q 2003

            Quinenco reported a non-operating loss of Ch$17,935 million (US$27.1 million) in the third quarter of 2003, compared to a non-operating loss of Ch$27,269 million (US$41.3 million) in the same quarter of 2002. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments (net), which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$12,912 million (US$19.5 million), compared to Ch$6,338 million (US$9.6 million) in 3Q 2002, an increase of 103.7%. The increase mainly corresponded to increases in the proportionate share of net income from Banco de Chile, and to a lesser extent, CCU and Entel. Banco de Chile's net profit in 3Q 2003 reached Ch$36,520 million (US$55.3 million) of which Quinenco's share was 29.2%.

      o     Other non-operating income

            Other non-operating income was Ch$643 million (US$1.0 million), almost unchanged from the Ch$626 million (US$0.9 million) reported in the third quarter of 2002.

      o     Amortization of goodwill expense

            Amortization of goodwill expense amounted to Ch$5,058 million (US$7.7 million) in the third quarter of 2003, down by 4.7% from the Ch$5,305 million (US$8.0 million) reported in the same period in 2002. The variation in amortization of goodwill expense for the third quarter is associated with Madeco's operations.

            Goodwill expense at the consolidated level is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$335,787 million (US$508.0 million) as of September 30, 2003, Ch$302,411 million (US$457.5 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.

      o     Interest Expense

            Interest expense for the third quarter of 2003 amounted to Ch$9,737 million (US$14.7 million), a decrease of 24.0% compared to the same period in 2002. The decrease is primarily associated with a lighter consolidated debt load at Madeco (-38.6% compared to 3Q 2002) and at the Quinenco corporate level (-7.9% compared to 3Q 2002), the non-consolidation of Lucchetti's Peruvian operations, lower refinancing costs and lower prevailing interest rates.


                                                                    Page 5 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

      o     Other non-operating expenses and negative goodwill

            Other non-operating expenses amounted to Ch$20,279 million (US$30.7 million), compared to Ch$6,770 million (US$10.2 million) reported in the same quarter in 2002. The main item comprising other non-operating expenses was the loss associated with the non-subscription of additional shares of Madeco in August (Ch$15,315 million, US$23.2 million). Worth mentioning is that the effect of the non-subscription was totally offset by a credit to income for the same amount for extraordinary amortization of negative goodwill associated with Quinenco's interest in Madeco's capital increase. The credit to income is included with negative goodwill, which totaled Ch$16,081 million, (US$24.3 million) in 3Q 2003).

            Also included with other non-operating expenses in 3Q 2003 was a loss provision of Ch$3,493 million (US$5.3 million) made in connection with the pending sale of the Santiago Hotel Carrera to the Chilean Ministry of Foreign Relations.

      o Price-level restatement and foreign currency translation gains (losses) net

            Price-level restatement and foreign currency translation gains (net) were Ch$2,853 million (US$4.3 million) in the third quarter of 2003, compared to net losses of Ch$11,201 million (US$16.9 million) in the same period in 2002.

            Price-level restatement gains amounted to Ch$1,278 million (US$1.9 million) in 3Q 2003 compared to price-level restatement gains of Ch$1,326 million (US$2.0 million) reported in the same quarter in 2002.

            Foreign currency translation gains amounted to Ch$1,575 million (US$2.4 million) in 3Q 2003, compared to foreign currency translation losses of Ch$12,527 million (US$19.0 million) in the same period in 2002. In both quarters, the results from foreign currency translations mostly corresponded to Madeco's operations. In 3Q 2003, Madeco's foreign currency translation gains of Ch$1,388 million (US$2.1 million) corresponded to the revaluation of the Chilean peso vis-a-vis the US dollar, partially offset by losses from currency hedges of the Brazilian real. In 3Q 2002, Madeco's foreign currency translation losses of Ch$10,689 million (US$16.2 million) were associated with the devaluation of the Brazilian real and Argentine peso vis-a-vis the US dollar.

Income Taxes - 3Q 2003

            Quinenco reported income taxes of Ch$967 million (US$1.5 million), compared to income taxes of Ch$1,675 million (US$2.5 million) during the same period of 2002.

Minority Interest - 3Q 2003

            In the third quarter of 2003, Quinenco added back to income Ch$122 million (US$0.2 million) related to minority shareholders' interests for the period. Worth noting is that in 3Q 2002, the add-back to income amounted to Ch$8,219 million (US$12.4 million) and was almost entirely related to minority shareholder interest in Madeco's losses for that period.


                                                                    Page 6 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

--------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet
--------------------------------------------------------------------------------------------
                                                As of        As of        As of        As of
                                              9/30/02      6/30/03      9/30/03      9/30/03
                                                 MCh$         MCh$         MCh$         MUS$
--------------------------------------------------------------------------------------------
Current assets                                297,406      263,890      288,476        436.4
Fixed assets                                  448,353      378,659      367,369        555.8
Other assets                                  885,873      835,447      820,734      1,241.7
--------------------------------------------------------------------------------------------
Total assets                                1,631,632    1,477,996    1,476,579      2,233.9
--------------------------------------------------------------------------------------------
Current liabilities                           316,189      232,332      207,644        314.1
Long-term liabilities                         540,810      505,293      494,492        748.1
Minority interest                              87,281       68,875      110,507        167.2
Shareholders' equity                          687,352      671,496      663,936      1,004.5
--------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity    1,631,632    1,477,996    1,476,579      2,233.9
--------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 2nd quarter of 2003)

Current Assets

            Current assets increased 9.3% compared to the second quarter of 2003, mainly due to higher cash levels maintained at Madeco following its capital increase in August.

Fixed Assets and Other Assets

            Fixed assets decreased 3.0% compared to the second quarter of 2003, mostly due to adjustments to fixed assets to reflect the lower values of properties in Argentina (Madeco). Other assets did not vary significantly compared to the second quarter of 2003.

Current Liabilities

            Current liabilities decreased 10.6% compared to the second quarter of 2003, mostly reflecting debt pay down at the Quinenco corporate level, and to a lesser extent, at Madeco.

Long-term Liabilities

            Long-term liabilities did not vary significantly compared to the second quarter of 2003.

Minority Interest

            Minority interest increased by 60.4% compared to the second quarter of 2003, mainly attributable to the minority interest corresponding to Madeco following its capital increase in August.

Equity

            Shareholders' equity decreased by 1.1% compared to the second quarter of 2003.


                                                                    Page 7 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Quinenco Corporate Level

As of September 30, 2003, financial debt at the corporate level was Ch$350,183 million (US$529.8 million). As of the same date, cash and cash equivalents amounted to approximately Ch$59,891 million (US$90.6 million). The debt to total capitalization ratio at the corporate level was 34.5%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quinenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quinenco's main operating companies (excluding Banco de Chile):

--------------------------------------------------------------------------------
                                                                        ROCE (1)
For the 12 months ended 9/30/03
--------------------------------------------------------------------------------
Madeco                                                                     2.4%
Telsur                                                                     8.9%
Lucchetti                                                                  3.8%
Carrera                                                                   (0.4)%
CCU                                                                        7.7%
Habitaria                                                                  4.3%
--------------------------------------------------------------------------------

(1)   Adjusted operating return over capital employed for the last 12 months.


                                                                    Page 8 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

SECTOR/OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportional share of income from investments in the Financial Services sector during 2002 and 2003:

--------------------------------------------------------------------------------------------------
FINANCIAL SERVICES
--------------------------------------------------------------------------------------------------
                       Ownership   3Q 2002    YTD 2002     2Q 2003   3Q 2003   3Q 2003    YTD 2003
                               %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
--------------------------------------------------------------------------------------------------
Banco de Chile (1)         52.2%     5,023      13,261      10,237    10,618      16.1      30,020
--------------------------------------------------------------------------------------------------

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).

BANCO DE CHILE

-----------------------------------------------------------------------------------------------------------------------
Banco de Chile                               Quarter                                    Accumulated for Year
-----------------------------------------------------------------------------------------------------------------------
                            3Q 2002          3Q 2003          3Q 2003        YTD 2002         YTD 2003        YTD 2003
                               MCh$             MCh$             MUS$            MCh$             MCh$            MUS$
-----------------------------------------------------------------------------------------------------------------------
Operating revenues           94,292          104,267            157.7         309,136          319,648           483.6
Provisions                   (5,154)         (13,056)           (19.8)        (74,136)         (43,297)          (65.5)
Operating expenses          (64,404)         (54,947)           (83.1)       (179,933)        (165,200)         (250.0)
Net Income (loss)            17,459           36,520             55.3          45,161          103,011           155.8
-----------------------------------------------------------------------------------------------------------------------
Loan portfolio                                                              6,397,245        6,149,376         9,303.6
Total assets                                                                9,505,596        8,932,164        13,513.7
Shareholders' equity                                                          615,449          671,052         1,051.3
-----------------------------------------------------------------------------------------------------------------------
Net interest margin             5.1%             2.5%
Net Financial Margin            3.9%             3.7%
Efficiency ratio               68.3%            52.7%
ROAE                           11.8%            21.9%
ROAA                            0.7%             1.6%
-----------------------------------------------------

3Q 2003 Results

Operating revenues increased by 10.6% to Ch$104,267 million (US$157.7 million) in the third quarter of 2003 as a result of an improvement in results from sales of financial instruments and higher fee income, the effects of which were partially offset by a reduction in net financial income.

Gains on sales of financial instruments reached Ch$193 million (US$0.3 million), compared to losses of Ch$15,171 million (US$23.0 million) in 3Q 2002 when Banco de Chile recognized marked-to-market losses coming from Argentine securities in the wake of the economic crisis in that country. An increase in fee income also served to boost operating revenues in 3Q 2003, growing by 10.7% to Ch$27,117 million (US$41.0 million) in connection with traditional bank services and subsidiary activity, especially stock brokerage and fund management services.


                                                                    Page 9 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 73.8% of operating revenues in 3Q 2003. It decreased by 9.4% to Ch$76,957 million (US$116.4 million ) due to a drop in average interest earning assets of 3.7% and a decline of 23 basis points in the net financial margin.

Provisions for loan losses, which amounted to Ch$13,056 million (US$19.8 million), showed a significant decrease from the Ch$19,064 million (US$28.8 million) reported in the third quarter of 2002, reflecting a more positive economic scenario as well as the revaluation of the Chilean peso vis-a-vis the US dollar. Provisions for loan losses, which were particularly high in the third quarter of 2002, corresponded to the establishment of a cohesive and strict credit policy on loans as part of the overall merger process as well as marked-to-market losses on Argentine securities. In 3Q 2002, Banco de Chile released Ch$13,900 million (US$21.0 million) in voluntary provisions, bringing net provisions down to Ch$5,154 million (US$7.8 million) in that period.

Operating expenses fell by 14.7% to Ch$54,947 million (US$83.1 million) compared to the third quarter of 2002 when operating expenses included costs relative to the merger process, most importantly, severance payments, write-offs of obsolete software and branch closing costs.

Net income for 3Q 2003 was Ch$36,520 million (US$55.3 million), an increase of 109.2% from the Ch$17,459 million (US$26.4 million) reported in the third quarter of 2002. The increase in net quarterly earnings was attributable to a 14.7% decline in operating expenses as a result of the merger, a 10.6% increase in operating revenues, driven by a growth in fee income and sales of financial instruments, and a 31.5% decrease in provisions for loan losses.

As of September 2003, the Bank's loan portfolio had decreased by 3.9% to Ch$6,149,376 million (US$9,303.6 million) compared to the previous twelve-month period. The decline in the loan portfolio has been most pronounced in foreign trade, mortgage and the commercial loan segments.

Banco de Chile was the second ranked private bank in the country with a market share of 18.0% according to information published by the Chilean Superintendency of Banks for the period ended September 30, 2003. Its return on capital and reserves (annualized for the twelve-month period) reached 24.2%, amply surpassing the 16.4% return for the local financial system, according to the same source.


                                                                   Page 10 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2002 and 2003:

--------------------------------------------------------------------------------------------------
FOOD & BEVERAGE
--------------------------------------------------------------------------------------------------
                 Ownership     3Q 2002     YTD 2002    2Q 2003     3Q 2003   3Q 2003     YTD 2003
                         %        MCh$         MCh$       MCh$        MCh$      MUS$         MCh$
--------------------------------------------------------------------------------------------------
CCU                  30.8%         794        3,353       (301)      1,278       1.9       11,109
Lucchetti            93.7%      (2,071)      (3,813)      (156)         91       0.1         (723)
--------------------------------------------------------------------------------------------------

CCU

-----------------------------------------------------------------------------------------------------------
CCU                                         Quarter                             Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                3Q 2002     3Q 2003      3Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                            79,671      88,812        134.4        246,046        266,859        403.7
Operating income (loss)           5,377       7,615         11.5         23,555         23,989         36.3
Net Income (loss)                 2,578       4,150          6.3         10,890         36,079         54.6
-----------------------------------------------------------------------------------------------------------
Total Assets                                                            666,985        592,563        896.5
Shareholders' equity                                                    440,082        278,529        421.4
-----------------------------------------------------------------------------------------------------------

3Q 2003 Results

CCU's third quarter consolidated sales grew by 11.5% compared to the third quarter of 2002 due to an increase of 10.4% in consolidated sales volumes, partially offset by a reduction in average prices of 0.6%. The growth in sales volume was led by the beer segments, both in Chile and Argentina (9.2% and 19.4% respectively), soft drinks (4.4%) export wines (7.3%) and domestic wines (0.9%). In addition, Finca La Celia, Vina San Pedro's subsidiary in Argentina, began to consolidate its operations with San Pedro in January of this year, which also served to increase the volume sold. In spite of the overall increase in the volume sold, lower prices partially offset the gain in quarterly revenues. The decline in consolidated average prices of 0.6% was the result of lower wines prices (-10.1%), attributable to the export wine segment and Finca La Celia, whose exports primarily consist of bulk wine and the soft drinks segment (-2.1%), partially offset by higher average beer prices in Chile and Argentina (5.9% and 1.3%%, respectively).

Operating income rose by 41.6% in the third quarter to Ch$7,615 million (US$11.5 million), mainly as a result of the higher sales level, which translated directly into an increase of 9.1% in CCU's gross profit and a decrease in SG&A expenses as a percentage of sales. In absolute terms, SG&A expenses increased by 3.9% to Ch$34,575 (US$52.3 million) as a result of higher marketing expenses incurred in the soft drinks segment and the newly launched pisco segment. As a percentage of sales, however, SG&A expenses decreased 2.9% to 38.9% of total sales. The increase in gross profit and reduction in SG&A as a percentage of total sales led to an improvement in the consolidated operating margin, which rose from 6.7% in 3Q 2002 to 8.6% in 3Q 2003.


                                                                   Page 11 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Non-operating losses increased from Ch$1,388 million (US$2.1 million) in 3Q 2002 to Ch$1,952 million (US$3.0 million) in 3Q 2003. The increase in non-operating losses in the third quarter of the year was mostly attributable to the absence of results from the Croatian affiliate, Karlovacka, which was sold at the end of March, lower price-level restatement gains and an increase in severance payments, the effects of which were partially offset by lower foreign exchange rate losses and financial income earned on cash balances.

CCU reported net income in 3Q 2003 of Ch$4,150 million (US$6.3 million), an increase of 61% compared to the same period in 2002. The hike in quarterly profits was primarily due to the aforementioned increase in operating income reported during the period, partially offset by higher non-operating losses and income taxes.

LUCCHETTI

------------------------------------------------------------------------------------------------------------
Lucchetti                                 Quarter                           Accumulated for Year
                                3Q 2002     3Q 2003      3Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                            23,922      15,346         23.2         66,812         45,652         69.1
Operating income (loss)             779         801          1.2          3,194          2,094          3.2
Net Income (loss)                (2,210)         97          0.1         (4,069)          (772)        (1.2)
------------------------------------------------------------------------------------------------------------
Total Assets                                                            127,254         72,023        109.0
Shareholders' equity                                                     52,032         15,592         23.6
------------------------------------------------------------------------------------------------------------

3Q 2003 Results

Lucchetti reported sales of Ch$15,346 million (US$23.2 million) in the third quarter of 2003, down 35.8% compared to the same period in 2002. The decrease in sales is attributable to the closure of the Peruvian operations in early January 2003 (Ch$5,541 million, US$8.4 million), and to a lesser extent, a reduction in Lucchetti's sales in Chile (Ch$3,035 million, US$4.6 million). Lucchetti's operations in Chile were affected by a pronounced drop of Ch$3,483 million (US$5.3 million) in the sales of edible oils due to a flood of low priced imports from Argentina. The reduction in edible oil sales was partially offset by a 2.9% increase in the sale of pastas (Ch$9,019 million, US$13.6 million), and a 14.5% increase in soups, broths and creams (Ch$1,505 million, US$2.3 million). Sales for 3Q 2003 can be broken down as follows: pasta (58.8%), edible oils (31.4%), soups, broths and creams (9.8%).

Operating profit, which amounted to Ch$801 million (US$1.2 million), equivalent to 5.2% of sales, remained almost unchanged from the Ch$779 million (US$1.2 million) reported in the third quarter of 2002. Operating losses from Peru (Ch$353 million, US$0.5 million) were eliminated due to the plant closure, however Lucchetti Chile's operating profit declined by Ch$2,016 million (US$3.1 million) as a result of the aforementioned downturn in the edible oils business.

Non-operating losses amounted to Ch$881 million (US$1.3 million), a significant reduction from the Ch$3,102 million (US$4.7 million) reported in 3Q 2002. The decrease in non-operating losses was attributable to a decline in interest expense from Ch$1,149 million (US$1.7 million) in 3Q 2002 to Ch$736 million (US$1.1 million) in 3Q 2003 owing to the non-consolidation of Lucchetti Peru and low prevailing interest rates. In addition, Lucchetti reported a reduction in non-operating expenses of Ch$1,060 million (US$1.6 million), mostly in relation to expenses incurred in the defense of its Peruvian plant during 2002.


                                                                   Page 12 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Finally, exchange rate losses of Ch$1,413 million (US$2.1 million) were reverted and Lucchetti reported exchange rate gains of Ch$102 million (US$0.2 million) in 3Q 2003, also contributing to an improvement in non-operating results for the period.

Lucchetti reported net income of Ch$97 million (US$0.1 million) compared to a net loss of Ch$2,210 million (US$3.3 million) in the same period of 2002. The improvement in Lucchetti's quarterly net earnings was attributable to the aforementioned reduction in non-operating losses during the period.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportional share of income from investments in the Telecommunications sector during 2002 and 2003:

--------------------------------------------------------------------------------------------------
TELECOMMUNICATIONS
--------------------------------------------------------------------------------------------------
                       Ownership   3Q 2002    YTD 2002     2Q 2003   3Q 2003   3Q 2003    YTD 2003
                               %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
--------------------------------------------------------------------------------------------------
Telsur                     73.6%       614       3,211       1,167     1,413       2.1       3,864
Entel (1)                   5.7%       175       1,308         601       810       1.2       2,528
--------------------------------------------------------------------------------------------------

(1)   Non-controlling interest.

TELSUR

-----------------------------------------------------------------------------------------------------------
Telsur                                      Quarter                              Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                3Q 2002     3Q 2003      3Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                            12,601      12,911         19.5         36,444         38,470         58.2
Operating income (loss)           3,547       3,086          4.7          9,762          9,156         13.9
Net Income (loss)                   836       1,918          2.9          4,365          5,250          7.9
-----------------------------------------------------------------------------------------------------------
Total Assets                                                            137,298        134,093        202.9
Shareholders' equity                                                     56,835         60,122         91.0
-----------------------------------------------------------------------------------------------------------

3Q 2003 Results

Telsur's sales increased by 2.5% to Ch$12,911 million (US$19.5 million) in the third quarter of 2003, mainly due to the consolidation of internet, security and other services. This increase more than offset the decline in basic telephony service revenues associated with the substitution of fixed telephony for mobile telephony alternatives as well as a drop in revenues from long distance services. Also worth mentioning is that in 3Q 2002, Telsur's sales included the sale of its rights to publish yellow pages for Ch$634 million (US$1.0 million).

In spite of the increase in sales, Telsur's operating profit fell by 13.0% to Ch$3,086 million (US$4.7 million) in the third quarter of 2003, mainly as a result of a drop in the gross margin associated with basic telephony services. In addition, the higher depreciation expense associated with the Internet, security and call center services also served to reduce quarterly operating profit.


                                                                   Page 13 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

Telsur's non-operating losses decreased by 30.3% to Ch$636 million (US$1.0 million) in 3Q 2003. The reduction in non-operating losses was mainly related to higher results from equity investments, an increase in other non-operating income and price-level restatement gains, the effects of which were partially offset by a decrease in interest income earned during the period.

Worth mentioning is that in the third quarter of 2002, Telsur made extraordinary charges to income of Ch$1,437 million (US$2.2 million) in connection with a company reorganization aimed towards development of greater operating efficiencies.

Telsur reported net income of Ch$1,918 million (US$2.9 million), up by 129.5% compared to the same period in 2002, mainly due to the absence of the aforementioned extraordinary charges to income, which more than offset the drop in quarterly operating profits.

MANUFACTURING SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Manufacturing sector during 2002 and 2003:

----------------------------------------------------------------------------------------
MANUFACTURING
----------------------------------------------------------------------------------------
            Ownership   3Q 2002    YTD 2002     2Q 2003   3Q 2003   3Q 2003    YTD 2003
                    %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
----------------------------------------------------------------------------------------
Madeco          55.2%   (10,325)    (20,291)         16      (249)     (0.4)     (4,534)
----------------------------------------------------------------------------------------

MADECO

---------------------------------------------------------------------------------------------------------
Madeco                                     Quarter                            Accumulated for Year
---------------------------------------------------------------------------------------------------------
                             3Q 2002       3Q 2003     3Q 2003       YTD 2002       YTD 2003    YTD 2003
                                MCh$          MCh$        MUS$           MCh$           MCh$        MUS$
---------------------------------------------------------------------------------------------------------
Sales                         71,665        59,984        90.8        204,571        184,507       279.1
Operating income (loss)          976         1,735         2.6          5,020          7,303        11.0
Net Income (loss)            (18,587)         (454)       (0.7)       (36,346)        (5,539)       (8.4)
---------------------------------------------------------------------------------------------------------
Total assets                                                          414,330        401,181       607.0
Shareholders' equity                                                  115,852        174,204       263.6
---------------------------------------------------------------------------------------------------------

3Q 2003 Results

Madeco's sales level in the third quarter of 2003 fell by 16.3% from Ch$71,665 million (US$108.4 million) to Ch$59,984 million (US$90.8 million). In general terms, Madeco's consolidated revenues, 44% of which were earned in foreign subsidiaries, were affected by the 11.7% revaluation of the Chilean peso against the US dollar year-over-year. Volume sales in equivalent tons were relatively stable when compared on a quarterly basis, decreasing slightly by 2.9%.

Sales of the wire and cable business declined by Ch$8,918 million (US$13.5 million) or 23.4% compared to the third quarter of 2002. This reduction accounted for approximately 76% of the total decline in consolidated sales for the period. Sales of the W&C unit were affected by the revaluation of the Chilean peso; in US dollar terms, W&C sales increased from US$28.7 million in 3Q 2002 to US$33.6 million in 3Q 2003.


                                                                   Page 14 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

While volume sales of the wire and cable business unit in Brazil, Madeco's largest wire & cable unit (47.8% of W&C revenues), continued to be hampered by low demand by the telecom and energy sectors in the third quarter of the year, other units in Chile, Argentina and Peru experienced a pickup in sales volumes of over 34% in the third quarter.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 48.7% of total sales, followed by brass mills (22.6%), flexible packaging (18.0%) and aluminum profiles (10.7%).

In spite of the decline in quarterly sales, operating income jumped by 77.7% to Ch$1,735 million (US$2.6 million), mainly as the result of 28.9% lower SG&A expenses in Madeco's four business units. Worth noting is that although the wire and cable business unit reported an operating loss of Ch$531 million (US$0.8 million), operating income from Madeco's other three business units rose by 42.3% during the quarter to Ch$2,267 million (US$3.4 million).

As a percentage of sales, the operating margin improved from 1.4% in 3Q 2002 to 2.9% in 3Q 2003.

Non-operating losses were cut by over 90% from Ch$18,632 million (US$28.2 million) in 3Q 2002 to Ch$1,843 million (US$2.8 million) in 3Q 2003. The decrease in non-operating losses was mainly attributable to an improvement in foreign currency translation results, which reverted 2Q 2002's loss of Ch$10,689 million (US$16.2 million) to a gain of Ch$1,388 million (US$2.1million) mainly as a consequence of the revaluation of the Chilean peso vis-a-vis the US dollar. In addition, Madeco reported a sharp reduction in interest expense of 38.6% to Ch$3,494 million (US$5.3 million), which resulted from a reduction in bank debt using proceeds received in the capital increase as well as low prevailing interest rates. In addition, other non-operating expenses fell by more than 71% to Ch$752 million (US$1.1 million).

The net loss for the third quarter of 2003 was Ch$454 million (US$0.7 million), a marked improvement from the net loss of Ch$18,587 million (US$28.1 million) reported in 3Q 2002, mainly as a consequence of the aforementioned improvements at both the operating and non-operating levels.


                                                                   Page 15 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quinenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2002 and 2003:

---------------------------------------------------------------------------------------------------
REAL ESTATE/HOTEL ADMINISTRATION
---------------------------------------------------------------------------------------------------
                       Ownership   3Q 2002    YTD 2002     2Q 2003   3Q 2003   3Q 2003    YTD 2003
                               %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
---------------------------------------------------------------------------------------------------
Hoteles Carrera            89.9%      (285)     (1,041)      (355)    (3,411)     (5.2)     (3,839)
Habitaria                  50.0%       152         196        (35)       136       0.2        (111)
---------------------------------------------------------------------------------------------------

HOTELES CARRERA

------------------------------------------------------------------------------------------------------------
Hoteles Carrera                             Quarter                              Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                3Q 2002     3Q 2003      3Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                             1,481       1,483          2.2          5,001          4,566          6.9
Operating income (loss)            (234)       (216)        (0.3)          (643)          (498)        (0.8)
Net Income (loss)                  (317)     (3,792)        (5.7)        (1,159)        (4,268)        (6.5)
------------------------------------------------------------------------------------------------------------
Total assets                                                             23,341         22,722         34.4
Shareholders' equity                                                     14,545         10,428         15.8
------------------------------------------------------------------------------------------------------------

3Q 2003 Results

Hoteles Carrera reported sales revenues of Ch$1,483 million (US$2.2 million) in the third quarter of 2003, almost unchanged from the Ch$1,481 million (US$2.2 million) reported in the third quarter of 2002. 56.1% of total revenues corresponded to the Santiago flagship hotel, which is currently under contract for sale to the Chilean government. Under the terms of the contract, the transfer of ownership will be concluded before March 31, 2004.

Hoteles Carrera reported non-operating losses of Ch$3,575 million (US$5.4 million) in 3Q 2003, which included a loss provision of Ch$3,493 million (US$5.3 million) in connection with the sale of the Santiago hotel. The non-recurring loss on sale contributed heavily to the net loss of Ch$3,792 million (US$5.7 million) for the third quarter of 2003.


                                                                   Page 16 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          Third quarter 2003

================================================================================

HABITARIA

------------------------------------------------------------------------------------------------------------
Habitaria                                 Quarter                           Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                3Q 2002     3Q 2003      3Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
------------------------------------------------------------------------------------------------------------
Sales                             5,630       7,764         11.7         15,319         14,417         21.8
Operating income (loss)             401         502          0.8            809            274          0.4
Net Income (loss)                   294         273          0.4            392           (222)        (0.3)
------------------------------------------------------------------------------------------------------------
Total assets                                                             47,659         39,757         60.1
Shareholders' equity                                                     17,099         17,378         26.3
------------------------------------------------------------------------------------------------------------

3Q 2003 Results

Habitaria reported consolidated sales of Ch$7,764 million (US$11.7 million) in the third quarter of 2003, an increase of 37.9% from the Ch$5,630 million (US$8.5 million) reported in 3Q 2002. During the third quarter, Habitaria sold 102 housing units compared to 101 units sold in the same period of 2002, although the sales mix favored more expensive housing units. The increase in sales translated into a 25.2% increase in Habitaria's quarterly operating income. The company reported a net profit of Ch$273 million (US$0.4 million) for the quarter.

Since Habitaria recognizes income (and its corresponding cost) related to the sale of its housing units in the final phase of the sales process, revenues do not fully reflect units sold under agreement for future delivery during the period. Administration and overhead expenses are recognized when incurred. Therefore, financial results may reflect a mis-matching of revenues and expenses.

As September 30, 2003, an additional 83 apartments are under sales agreements, to be delivered in future periods (not included in 3Q 2003 revenue). Habitaria's inventory of finished stock as of September 30, 2003 (excluding pre-sold units as of the same date) was 269 apartments and homes. Habitaria initiated development of four new phases of its existing projects in October, to be completed during 2004.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                             www. quinencogroup.com


                                                                   Page 17 of 17
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                QUINENCO S.A.


                                        By: /s/ Luis Fernando Antunez
                                        ----------------------------------------

                                        Name: Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: November 14, 2003